SCHEDULE 14A

                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION
              Proxy Statement Pursuant to Section 14(a) Securities
                              Exchange Act of 1934

Filed by the Registrant    [ ]

Filed by a party other than the Registrant     [X]

         Check the appropriate box:

[ ]      Preliminary Proxy Statement

[ ]      Confidential, for Use of the Commission Only
           (as permitted by Rule 14a-6(e)(2))

[X]      Definitive Proxy Statement

[ ]      Definitive Additional Materials

[ ]      Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

                        NOONEY INCOME FUND LTD. II, L.P.

                (Name of Registrant as Specified in Its Charter)

                                BOND G.P., L.L.C.

    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):

[X]      No fee required

[ ]      Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11

         (1) Title of each class of securities to which transaction applies:

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         (2) Aggregate number of securities to which transactions applies:

         (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined.)

         (4) Proposed maximum aggregate value of transaction:

         (5) Total Fee paid:

[ ]      Fee paid previously with preliminary materials

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         (1) Amount previously paid:

         (2) Form, Schedule or Registration Statement No.:

         (3) Filing party:

         (4) Date filed:

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                                 AMENDMENT NO. 2
                                       to
                            SOLICITATION OF CONSENTS
                                       of
                                LIMITED PARTNERS
                                       of
                        NOONEY INCOME FUND LTD. II, L.P.
                                       by
                                BOND G.P., L.L.C.
                      a Missouri limited liability company

                                December 3, 1999


   Bond G.P., L.L.C., a Missouri limited liability company ("Bond"), hereby amends its Solicitation of Consents dated August 4, 1999, as amended September 15, 1999 (the "Solicitation"), by which Bond is seeking the approval by written consent (the "Consents") of the limited partners (the "Limited Partners") of Nooney Income Fund Ltd. II, L.P., a Missouri limited partnership (the "Partnership"), to remove the current general partner and to elect Bond as the new general partner of the Partnership, and to approve the marketing of the Partnership.

   The Solicitation of Consents is hereby terminated as of December 3, 1999, at 5:00 p.m. Eastern Time (the "Expiration Date"). The Solicitation of Consents has been terminated in connection with a settlement agreement that Bond and its affiliates entered into with the CGS Real Estate Company, Inc. ("CGS") and its affiliates. Pursuant to the settlement agreement, Bond and its affiliates agreed to terminate the Solicitation and sold its 59 limited partnership units of the Partnership to CGS at a per unit price of $450.

   THE SECURITIES AND EXCHANGE COMMISSION HAS NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                This Solicitation of Consents has expired at 5:00
                     p.m. Eastern Time on December 3, 1999.

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